Trailer Bridge, Inc.

10405 New Berlin Road E.

Jacksonville, FL 32226

Via Edgar and U.S. Mail

August 26, 2010

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	Ms. Lyn Shenk
Ms. Dana Brown
Mr. Jeffrey Sears
Mr. Joe Foti

Re:	Trailer Bridge, Inc.
Form 10-K for the year ended December 31, 2009 filed March 30, 2010
Forms 1O-Q for the quarter ended March 31, 2010 filed May 17, 2010
Definitive Proxy Statement on Schedule 14A filed April 23, 2010
Commission file #: 000-22837

Ladies and Gentlemen:

Below please find our response to the staff’s comment letter dated August 9, 2010. Set forth below in italics are the staff’s comments, followed by our responses. We thank you for the additional time granted to us in responding to the staff’s comments.

Form 10-K for the year ended December 31, 2009

Item 7. Managements Discussion and Analysis.

- Liquidity and Capital Resources, page 25

1.

On page 26, you state that projected cash flows from operating activities and availability under your company’s credit facility are expected to provide sufficient cash flows to fund future operations. However, per your discussion of risk factors on page 11, you do not expect your company to generate sufficient funds from operations to pay off the aggregate outstanding principal balance of its 9.25% Senior Secured Notes upon maturity in November 2011. Included in the risk factors you state on page 26 that you are currently attempting to refinance these senior notes. However, given that (i) your company is highly leveraged and (ii) the current $82.5 million balance of senior secured notes represents a substantive amount of your company’s debt that will be maturing within the next 1 1/2 years, please also discuss the expected availability of a new borrowing arrangement and the anticipated cost of capital if one is obtained. In addition, expand the discussion of your company’s liquidity and capital resources to specifically

Securities and Exchange Commission

August 26, 2010

address the fact that your company may be unable to meet its obligations under the senior secured notes, as well as the potential consequences of being unable to do so. For example, we believe that your MD&A disclosure should discuss the potential impact to (a) your company’s financial position and operations and (b) your company’s ability to retain its revenue producing property and equipment, if the notes are unable to be refinanced on favorable terms, or at all. Lastly, as we note that your March 31, 2010 Form 10-Q did not provide any additional information on this matter, please provide a current status update at each quarterly reporting period. Please provide your proposed expanded disclosure as part of your response.

We inserted the following discussion in the “Liquidity and Capital Resources” section of Form 10-Q for the period ended June 30, 2010 which will be added and updated in future filings, as deemed necessary.

“The Company has $82.5 million in Senior Secured Notes outstanding. Such notes become due in November 2011. The Company’s available liquidity plus the expected additional cash generated by operations will not be sufficient to pay such notes without additional financing. The Company expects to refinance all or part of the $82.5 million in Senior Secured Notes prior to November 2011. Such refinancing is expected to involve new lenders and/or existing lenders and may involve the private or public lending market. The Company believes the collateral securing the Senior Secured Notes, when combined with additional collateral it has to offer or unsecured borrowings will be sufficient to permit such a refinancing. The interest rate the Company pays on its overall debt may be higher under such refinancing and the Company could incur significant expenses in completing such a transaction. The existing Senior Secured Notes are secured by a substantial portion of the Company’s revenue generating assets and failure to refinance the debt could impair the Company’s ability to use such assets. In such an event the Company’s finances and ability to operate would be severely impaired. The Company is actively working on such refinancing and expects to successfully complete such a refinancing transaction prior to November 2011.”

- Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 4. Long-Term Debt, page 41.

2.	Per your disclosure, your company’s term loan with Wachovia expires on April 23, 2012. However, it does not appear that your table on page 43 reflects the maturity of the entire outstanding principal balance of approximately $7.5 million in years 2010 through 2012. Please reconcile (a) your disclosure regarding the terms of the Wachovia loan with (b) your disclosure of scheduled debt maturities in your table or advise.

Securities and Exchange Commission

August 26, 2010

The balance of approximately $7.5 million is spread among the years 2010 through 2014 in the table on page 43.

We inserted the following discussion in the “Liquidity and Capital Resources” section of Form 10-Q for the period ended June 30, 2010 which will be added and updated in future filings.

“The Company has access to a term loan that provides for a maximum availability of $10 million in which the ability to draw expires April 2012. The term loan provides for interest (equal to the prime rate) and principal payments over a 72 month period through December 2014. At June 30, 2010, approximately $6.6 million was drawn on this loan to fund previous equipment purchases. This term loan is collateralized by eligible new equipment with a carrying value of $14.9 million at June 30, 2010.”

Form 10-Q: For the quarterly period ended June 30, 2010

Part I: Financial Information

Condensed Balance Sheets, page 4

3.	We note that your “accrued expenses and other liabilities” balance at March 31, 2010 increased by approximately 30%, as compared to the balance reported at December 31, 2009. However, the footnotes to your financial statements do not include any supplemental information regarding significant items that may comprise the balances reported for each period or material changes in the account. In this regard, we suggest that it may be appropriate to disclose the details of accounts which have changed significantly in amount or composition since the end of the most recently completed fiscal year. Please revise your disclosure accordingly or advise.

The increase in accrued expenses and other liabilities of approximately 30% from December 31, 2009 to March 31, 2010 was due almost entirely to the change in accrued interest on our Senior Secured Notes. Interest payments on our Senior Secured Notes are accrued for on a monthly basis and are paid semi-annually in May and November. At December 31, 2009, accrued expenses include approximately two months of interest expense related to our Senior Secured Notes versus approximately five months of accrued interest expense at March 31, 2010. In future filings significant variances will be explained.

Securities and Exchange Commission

August 26, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009, page 10

4.	We note that your MD&A disclosure regarding operating expenses does not address all of the significant line items of your condensed statements of operations for which there were material variances in reported costs. For example, it appears that it may have been appropriate for your MD&A disclosure to have addressed the fluctuations in the amounts reported for “operating and maintenance” costs, “dry-docking” costs, and “other operating expenses” in the comparative analysis of your company’s first quarter results of operations. Please revise your disclosure, accordingly. Refer to Instruction 3 to paragraph 303(b) of Regulation S-K for further guidance.

We inserted the following discussion in the Form 10-Q for the period ended June 30, 2010 which addresses all significant line items in our condensed statements of operations for which there were material variances and will continue to do so in future filings.

Operating Expenses

“Total operating expenses for the Company increased during the three months ended June 30, 2010 compared to the same period in 2009 as a result of higher variable costs due to higher volumes and increases in the market price of fuel. Rent and purchased transportation increased by $1.6 million or 26.4% due to increases in volume and fuel related components of inland transportation. Fuel expense increased $1.1 million or 31.8% mainly due to increases in the market price of fuel. As noted above, the fuel surcharge revenue collected by the Company increased $1.5 million from the prior year period. The category fuel expense does not include fuel related expenses associated with embedded inland purchased transportation that also experienced an increase. The Company estimates that its fuel expense associated with purchased transportation increased $0.6 million or 59.0%. Operating and maintenance expenses increased by $1.6 million or 27.0% primarily as a result of increased variable costs, primarily stevedoring of $1.0 million and equipment maintenance of $0.6 million. There were no vessel dry dockings performed during the period. Other operating expenses decreased by $0.3 million due to lower legal fees related to the U.S. Department of Justice investigation.

As a result of the factors above, the Company reported net income of $0.9 million or $0.07 per basic share and diluted share for the three months ended June 30, 2010 compared to net income of $0.7 million or $0.06 per basic share and $0.05 per diluted share in the same period in 2009.”

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 4

5.	Please confirm that you will provide information responsive to Item 407(C)(2)(vi) of Regulation S-K regarding your policy regarding whether you consider diversity in identifying nominees for director.

We confirm that this will be addressed in future filings.

Securities and Exchange Commission

August 26, 2010

*  *  *  *  *

In accordance with your request, the Company hereby acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above is responsive to the requests for additional information raised in your letter. Should have you any questions or wish to discuss the above responses, please do not hesitate to contact me at 904-751-7100.

Sincerely,

/s/ Mark A. Tanner
Mark A. Tanner
Chief Financial Officer